SECUR 04013162 IMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2003 (MM/DD/YY) AND ENDING 6/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Proactive Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Hawk Ridge Circle
(No. and Street)

Lake Saint Louis (City) MO (State) 63367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Unterreiner (636) 561-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250, (Address) Westlake, (City) Ohio (State) 44145 (Zip Code)

PROCESSED
SEP 08 2004
THOMSON FINANCIAL

SEC MAIL
AUG 27 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeff Unterreiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Proactive Financial Services, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARY L POOLE
Notary Public - Notary Seal
STATE OF MISSOURI
ST. CHARLES COUNTY
MY COMMISSION EXP. JULY 7,2006

[signature]
Signature

President
Title

Mary L. Poole
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROACTIVE FINANCIAL SERVICES, INC.

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

Cohen McCurdy
Certified Public Accountants

PROACTIVE FINANCIAL SERVICES, INC.

JUNE 30, 2004

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
PROACTIVE FINANCIAL SERVICES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of *PROACTIVE* Financial Services, Inc. as of June 30, 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *PROACTIVE* Financial Services, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

July 15, 2004
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$	15,549
COMMISSIONS RECEIVABLE		25,501
DUE FROM *PROACTIVE* ASSET ALLOCATION FUNDS		5,182
SECURITIES OWNED: MARKETABLE, AT MARKET VALUE		28,491
NOT READILY MARKETABLE, AT ESTIMATED FAIR VALUE		10,050
PREPAID EXPENSES		10,046
DEFERRED FEDERAL INCOME TAX		6,548
	$	101,367

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	8,995
COMMISSIONS PAYABLE		11,998
		20,993

SHAREHOLDER'S EQUITY

COMMON STOCK; $1 par value 30,000 shares authorized 29,000 shares issued and outstanding		29,000
ADDITIONAL PAID-IN CAPITAL		85,000
DEFICIT		(33,626)
		80,374
	$	101,367

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2004

REVENUE	
Commissions and fees	$ 473,917
Trading gains	6,734
Interest and dividends	42
Other	8,270
	488,963
EXPENSES	
Commissions, employee compensation and benefits	383,575
Professional fees	22,495
Other	66,870
	472,940
INCOME BEFORE INCOME TAXES	16,023
CREDIT FOR INCOME TAXES	5,690
NET INCOME	$ 21,713

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DEFICIT	TOTAL
BALANCE – JULY 1, 2003	$ 29,000	$ 85,000	$ (30,339)	$ 83,661
NET INCOME			21,713	21,713
SHAREHOLDER'S DIVIDEND			(25,000)	(25,000)
BALANCE – JUNE 30, 2004	$ 29,000	$ 85,000	$ (33,626)	$ 80,374

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2004

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 21,713
Adjustments to reconcile net income to net cash provided from operating activities	
Deferred tax credit	(5,690)
Unrealized gain on investments	(4,883)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	1,313
Due from *PROACTIVE* Asset Allocation Funds	201
Prepaid expenses	(3,178)
Proceeds from the sale of securities owned	40,000
Acquisition of securities	(1,500)
Commissions payable	(1,893)
Accounts payable and accrued expenses	(23,727)
Net cash provided from operating activities	22,356
CASH FLOW USED IN FINANCING ACTIVITY	
Dividends to shareholder	(25,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,644)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	18,193
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 15,549

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

PROACTIVE Financial Services, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). In addition, the Company, which was incorporated on October 19, 1994 in the State of Missouri, is a member of the National Association of Securities Dealers, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Included in cash and cash equivalents is $10,000 of segregated and restricted cash on deposit with its clearing broker pursuant to the Company's clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at June 30, 2004, all commissions were considered collectible and no allowance was necessary. There are no receivables older than 90 days at June 30, 2004.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. RELATED PARTIES

The Company receives office space rent free from *PROACTIVE* Money Management, Inc. Proactive Money Management, Inc. is a subsidiary of Securities Research Associations, Inc., which split off *PROACTIVE* Financial Services, Inc. on December 31, 2002. The shareholder of the Company is a shareholder of Securities Research Associates, Inc. In return for the rent-free office space, *PROACTIVE* Money Management, Inc. receives administrative services from some of the Company's employees.

On December 31, 2002, the Company signed an agreement to solicit clients for Proactive Money Management, Inc. The total amount of commissions received by the Company for the year ended June 30, 2004 totaled $10,663.

The *PROACTIVE* Asset Allocation Funds (the Fund) was formed in 1996, and is registered under the Investment Company Act of 1940 as a nondiversified open-end management investment company. The shareholder of the Company is an officer and a trustee of the Fund.

The Company provides the Fund with distribution services. For such services, the Company receives a fee based upon the average daily value of the Fund's net assets at the following annual rates: 0.75% for 12(b)1 distribution fees and 0.25% for service fees. For the year ended June 30, 2004, these fees totaled $32,634.

The Company also receives an advisory fee of 0.75% of the daily value of the Fund's net assets. The advisory fee for the fiscal year was $24,521.

On December 31, 2003, for a period of one year, renewable annually, the Company agreed to assume responsibility for paying all expenses of the Fund (other than the advisory fee and a 1% distribution fee) in consideration for receiving a "universal service fee" equal to 0.65% of average net assets. For the fiscal year, the Fund expenses exceeded the universal service fee by $50,604, which is included in other expense on the statement of income.

NOTES TO THE FINANCIAL STATEMENTS

4. FEDERAL INCOME TAXES

Significant temporary differences and carryforwards that give rise to deferred tax assets are as follows:

- Unrealized losses on securities owned
- Capital loss carryforward for tax purposes of $41,000 expiring through June 30, 2009
- Net operating loss carryforward for tax purposes of $2,700 expiring through June 30, 2024.

At June 30, 2004, deferred tax assets consisted of the following:

Deferred tax benefit	$ 13,038
Valuation allowance	(6,490)
	$ 6,548

The Company reported a credit for income taxes which is different than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of a reduction in the valuation allowance against the deferred tax assets. This reduction was recorded as it is more likely than not that the Company will be able to realize a portion of the deferred tax assets in the future. The change in the valuation allowance during the year ended June 30, 2004 was approximately $5,000.

5. SECURITIES OWNED

At June 30, 2004, marketable securities owned consist of trading and investment securities in corporate stocks and are carried at market value. The resulting difference between cost and fair value is included in trading gains – net. Security transactions are recorded on a trade-date basis. Realized gains or losses are calculated using the specific identification method.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2004, securities not readily marketable consist of NASDAQ warrants expiring through June 2005. Such securities are valued at cost which approximates their fair value.

Net unrealized gain on investments of $4,883 is reported in the statement of income.

NOTES TO THE FINANCIAL STATEMENTS

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2004, the Company had net capital of $43,761, which was $38,761 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2004, the ratio was 0.48 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. EMPLOYEE BENEFIT PLAN

At June 30, 2004, the Company had an SEP plan covering substantially all employees with greater than one year of service. The Company may elect to make a contribution to the plan as long as it does not exceed 25% of any single eligible employee's salary. The Company made a $3,726 contribution to the plan during the year ended June 30, 2004.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 80,374
Less: Non-allowable assets – Deferred federal income tax, prepaid expenses, non-marketable securities and unsecured receivables	31,782
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	48,592
Haircuts on securities	4,831
NET CAPITAL	$ 43,761
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 20,993
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,400
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 38,761
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.48 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2004 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	June 30, 2004
Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 44,852
Net audit adjustments	(1,091)
Net capital, as reported in Schedule I	$ 43,761

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
PROACTIVE FINANCIAL SERVICES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of *PROACTIVE* Financial Services, Inc. (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

July 15, 2004
Westlake, Ohio